Exhibit 99.1

Advantage Announces Third Quarter 2012 Results

Non-core Disposition Process, Middle Montney Drilling & Well Completion Activities Underway

(TSX: AAV, NYSE: AAV)

CALGARY, Nov. 8, 2012 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce our financial and operating results for the three and nine months ended September 30, 2012. The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage (excludes Longview Oil Corp).

	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30, 2012		September 30, 2011		September 30, 2012		September 30, 2011

Financial ($000, except as otherwise indicated)	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$29,219	$15.26	$52,090	$25.09	$89,956	$14.93	$193,127	$29.88
Royalties	(1,352)	(0.71)	(5,917)	(2.85)	(6,023)	(1.00)	(25,180)	(3.90)
Realized gain on derivatives	-	-	6,598	3.18	237	0.04	19,654	3.04
Operating expense	(10,375)	(5.42)	(12,239)	(5.89)	(32,812)	(5.44)	(49,282)	(7.62)
Operating	17,492	9.13	40,532	19.53	51,358	8.53	138,319	21.40
General and administrative (2)	(3,899)	(2.04)	(4,164)	(2.00)	(12,853)	(2.13)	(15,097)	(2.34)
Finance expense (3)	(3,260)	(1.70)	(3,926)	(1.89)	(8,902)	(1.48)	(14,060)	(2.17)
Miscellaneous income	10	0.01	411	0.20	553	0.09	546	0.08
Funds from operations	10,343	$5.40	32,853	$15.84	30,156	$5.01	109,708	$16.97
Dividends from Longview	3,173		4,418		11,178		7,363
Total	$13,516		$37,271		$41,334		$117,071
per share (4)	$0.08		$0.23		$0.25		$0.71

Expenditures on property, plant and equipment	$23,537		$40,627		$94,721		$123,645
Working capital deficit (5)	$30,813		$43,166		$30,813		$43,166
Bank indebtedness	$154,033		$67,695		$154,033		$67,695
Convertible debentures (face value)	$86,250		$148,544		$86,250		$148,544
Shares outstanding at end of period (000)	168,383		165,934		168,383		165,934
Basic weighted average shares (000)	168,011		165,647		167,216		165,075

Operating
Daily Production
Natural gas (mcf/d)	117,462		125,250		123,795		121,891
Crude oil and NGLs (bbls/d)	1,235		1,693		1,363		3,363
Total boe/d @ 6:1	20,812		22,568		21,995		23,678
Average prices (including hedging)
Natural gas ($/mcf)	$2.04		$4.17		$1.90		$4.33
Crude oil and NGLs ($/bbl)	$63.34		$68.10		$69.33		$74.70

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	General and administrative expense excludes non-cash G&A.
(3)	Finance expense excludes non-cash accretion expense.
(4)	Based on basic weighted average shares outstanding.
(5)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability

Funds from Operations Increase from Higher Natural Gas Prices

•	Funds from operations, excluding dividends received from Longview Oil Corp ("Longview"), for the third quarter of 2012 increased 40% to $10.3 million or $0.06 per share as compared to the second quarter of 2012. The tax-free dividend income received from Longview amounted to $3.2 million ($0.02 per share) during the third quarter of 2012 as a result of Advantage's current 45.2% ownership in the shares of Longview. Funds from operations improved due to a 20% increase in the average AECO Canadian natural gas price to $2.28/mcf for the current quarter. Advantage's realized natural gas price of $2.04/mcf includes among other factors, deductions for unutilized TransCanada pipeline firm service commitments at Glacier.
•	Production during Q3 2012 averaged 20,812 boe/d (94% natural gas) compared to 22,068 boe/d during Q2 2012. Wet weather conditions at Glacier extended into Q3 2012 causing lease access restrictions and delaying completions on existing Montney wells that were drilled prior to spring break-up in our Phase IV drilling program. As a result of these completion delays, average daily production at Glacier was approximately 90 mmcf/d during Q3 2012. Advantage production was also impacted during the quarter due to an extended production curtailment at our Lookout Butte property (1,000 boe/d) in southern Alberta. The curtailment began in June 2012 due to maintenance activities at a third party gas plant and was prolonged due to a fire that occurred at the same location. Lookout Butte is now expected to be brought back on production by December 2012.
•	Operating expense for the current quarter was $5.42/boe as compared to the immediate prior quarter of $5.16/boe. The second quarter of 2012 benefited from the receipt of several equalization payments in respect of prior years which reduced operating expenses.
•	Advantage's average royalty rate during the third quarter of 2012 was 4.6% as compared to 7.4% in the prior quarter. Advantage's royalty rates have decreased due to lower natural gas prices and lower average royalties as production from Glacier becomes a larger proportion of total production.
•	Capital expenditures for the three months ended September 30, 2012 were $23.5 million, primarily related to completion of 4 Upper Montney wells from our inventory of 14 Phase IV wells that were drilled and not completed prior to spring break-up. Capital during Q3 2012 was also directed to the commencement of additional delineation drilling in the Middle Montney formation.
•	As of September 30, 2012, bank indebtedness was $154.0 million, leaving an undrawn credit facility of $146.0 million. In addition, Advantage's 45.2% ownership in the shares of Longview had an asset value of approximately $150 million as at September 30, 2012. Our undrawn credit facility, ownership of Longview shares and cash flow provide financial flexibility to support our Montney drilling and completion plans.

Non-Core Asset Sale and Strategic Review

•	On August 22, 2012, Advantage announced that it would market for sale all of the Corporation's remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. The non-core assets produced a total of approximately 6,425 boe/d (79% gas and 21% oil and NGL) during the nine months ended September 30, 2012. A financial advisor was retained and the non-core asset disposition process commenced in September 2012.
•	The Board of Directors (the "Board") believes that its core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and that disposing of non-core assets will simplify the Corporation leading to a greater appreciation of its core Glacier asset as well as generate proceeds that may be used for debt repayment, special dividends or otherwise deployed to enhance shareholder value as the Board may determine appropriate. Advantage's Board believes that undertaking the non-core asset disposition process at this time is in the best interests of the Corporation's shareholders.
•	The Corporation further expects to be in a position to engage a financial advisor and initiate a strategic alternatives process by the end of 2012 to consider, among other transactions, the sale of Glacier subject to completion of the ongoing middle Montney delineation program.
•	It is the Corporation's current intention not to disclose developments with respect to this process until the Board has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms or timing of any such transactions.

Glacier - Middle Montney Delineation Drilling & Well Completion Activities Underway

•	Capital activities at Glacier resumed in September 2012 after longer than anticipated wet weather delays. We completed 4 Upper Montney wells which will be utilized to offset declines and maintain production. Test rates in the Upper Montney continue to be strong with a recent well demonstrating a test rate of 11 mmcf/d (after 78 hour flow test at 4,600 kpa) and another new well commencing production in October 2012 at 11 mmcf/d at 5,570 kpa.
•	An additional 10 Montney wells remain in inventory from our Phase IV Program which we anticipate will provide a sufficient inventory to maintain production at Glacier between 90 to 100 mmcf/d to Q4 2013 compared to our earlier estimate of mid-year 2013.
•	One of our three scheduled liquids rich Middle Montney delineation wells was spud in September and rig released in October 2012. Initial completion results on our Middle Montney wells are anticipated to be available in early 2013.
•	We continue to be encouraged with production results from two of our Middle Montney wells that were brought on-stream in early Q2 2012. Production from these wells have continued to demonstrate shallow declines with consistent liquids rich gas analysis indicating the potential to prove up a large resource and the opportunity to improve productivity. Our upcoming completions on the new Middle Montney wells are targeted to evaluate modified completion and fracture stimulation techniques.
•	Two Lower Montney wells are also scheduled to be completed in Q4 2012 with modified completion techniques to evaluate future optimization potential.
•	Our 100% Working Interest Glacier gas plant currently has spare processing capacity and we have secured a temporary arrangement with a third party producer to process their gas volumes. Additional optimization projects at our gas plant have been identified and will be pursued to drive further operating cost efficiencies.

Looking Forward

•	Production during the second half of 2012 is expected to be approximately 21,000 boe/d with capital expenditures of approximately $60 million. Further information will be provided after the completion of our non-core disposition process.
•	Our go forward capital program includes delineation drilling in the Middle Montney and the completion and tie-in of our remaining inventory of 10 wells from our Phase IV Program to maintain production at Glacier between 90 mmcf/d and 100 mmcf/d. We have also determined that obtaining more geological and engineering evaluation data from the Middle Montney formation would be beneficial to further assess this large resource potential. Additional capital expenditures will be directed towards more Middle Montney coring and analysis and modified drilling and completion practices.

Board of Directors Acknowledgement

•	The Board of Directors, Management and staff expresses their gratitude and appreciation to Carol D. Pennycook and John A. Howard who have stepped down from the Board. We wish to thank them for their dedication and long term service to Advantage. Ms. Pennycook and Mr. Howard's guidance and input have always been held in high regard and we wish them well in future endeavours.
•	The Advantage Board of Directors now consists of 5 independent members and 2 members of Management.

Interim Consolidated Financial Statements and MD&A

•	Advantage's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2012 together with the notes thereto, and Management's Discussion and Analysis for the three and nine months ended September 30, 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among the anticipated closing date of the offering by Advantage of common shares of Longview and the anticipated use of proceeds of such offering; effect of commodity prices on the Corporation's financial condition and performance and future plans; expected production from the Glacier area and for the Corporation as a whole; projected royalty rates; projected operating expense and capital expenditures; our future operating and financial results; supply and demand for crude oil and natural gas; projections of market prices and costs; the Corporation's drilling and completion plans; plans for development of the Middle Montney; the Corporation's business strategy and it plans for its assets; and the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment.

In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the failure to receive all regulatory approvals or any other conditions for the offering by Advantage of common shares of Longview; the intended use of the net proceeds of the offering of common shares of Longview might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

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Advantage Oil & Gas Ltd.
700, 400 - 3rd Avenue SW
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T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 19:13e 08-NOV-12